Exhibit 6.12

Agreement for the Purchase and Sale of Future Receipts

Offer Summary

Advance Amount	$166,500.00	Fixed Fee	$19,980.00
Total Amount	$186,480.00	Repayment Rate Stripe will deduct this proportion of each transaction processed until the Total Amount has been received in full.	11.00%

1.	Lightspeed Advance Transaction

This Agreement for the Purchase and Sale of Future Receipts Agreement (” Agreement”) sets out the rights and obligations of Merchant and Lightspeed with respect to Lightspeed providing Merchant with the Advance Amount (“amount offered to you”) in exchange for Merchant’s sale of Receivables (as defined below) to Lightspeed (the “Lightspeed Advance Transaction”). Merchant understands, agrees and represents that this Lightspeed Advance Transaction is made for business or commercial purposes only. If Merchant previously engaged in a Lightspeed Advance Transaction and is eligible to receive additional advance amounts (forming part of the Advance Amount), any Lightspeed Receivables due to Lightspeed under the prior Lightspeed Advance Transaction that were not delivered to Lightspeed will be included in the Total Sold Receivables Amount (“TSRA”, the amount offered to you plus the fixed fee) under this Agreement, and any prior Lightspeed Advance Transaction are hereby superseded and replaced by this Agreement.

2.	Purchase and Sale of Lightspeed Receivables; provision of Advance Amount

In this Agreement “Receivable” is an asset that consists of credit, debit, ACH and other payment network receivables created when a person purchases a good or service from Merchant. A Merchant Receivable is created each time Merchant submits a charge to Lightspeed (this category of Merchant Receivable is a “Lightspeed Receivable”). Merchant sells to Lightspeed the quantity of Lightspeed Receivables that is equal to the TSRA, as they may be generated after the Agreement Effective Date, in exchange for Lightspeed paying the Merchant the Advance Amount.

3.	Process for transfer of Lightspeed Receivables

Each day, commencing on the day after Merchant receives the Advance Amount, Merchant will transfer an amount of Lightspeed Receivables equal to Merchant’s Withhold Rate (the percent of daily sales withheld) multiplied by the gross amount of that day’s Lightspeed Receivables (this portion of the Lightspeed Receivables, the “Daily Receivables”). Merchant will continue to transfer the Daily Receivables to Lightspeed each day until Lightspeed has received the TSRA. For clarity, the Daily Receivables amounts will be determined solely based on charges submitted to Lightspeed, and under no circumstances is Lightspeed obliged to return Daily Receivables amounts that are transferred to Lightspeed, including in the event that one or more of the charges that created the Daily Receivables are followed by refunds, returns or disputes.

4.	Lightspeed Advance Transaction is not a loan

Merchant and Lightspeed agree that the Lightspeed Advance Transaction is a purchase of Lightspeed Receivables due to Merchant and is not intended to be, nor will it be construed as, a loan or any other lending transaction. Lightspeed does not have any security interest in or lien on the Lightspeed Receivables, and Lightspeed does not charge any origination or broker fees for Merchant selling its Lightspeed Receivables to Lightspeed. Lightspeed does not have the right to require a guarantee on the Lightspeed Receivables. Lightspeed does not charge any interest, finance charges, late fees or other similar fees (except as permitted by applicable law in connection with civil judgments) on the Lightspeed Advance Transaction. The TSRA will not change based on the amount of time it takes for the Lightspeed Receivables to be generated under this Agreement. If insufficient Lightspeed Receivables are generated in the ordinary course of the Merchant’s business to repay the TSRA, Merchant will not owe the shortfall to Lightspeed.

5.	Ownership of Lightspeed Receivables

Lightspeed is purchasing the Lightspeed Receivables at a discount. Merchant acknowledges that Merchant has no right to repurchase the Lightspeed Receivables from Lightspeed. Lightspeed will be the sole and exclusive owner of the Lightspeed Receivables sold by Merchant to Lightspeed, and these Lightspeed Receivables and any related proceeds will not be part of Merchant’s estate in the event of bankruptcy or insolvency.

6.	Authorization to deduct Daily Receivables

To assist Merchant with its obligations to transfer Lightspeed Receivables to Lightspeed, Merchant irrevocably authorizes Lightspeed to deduct the Daily Receivables from all Lightspeed Receivables until Lightspeed has received the full TSRA.

7.	Deemed Stripe Receivables

If Merchant attempts to submit Charges through multiple Lightspeed Accounts, then Lightspeed may deem Receivables generated through those other Lightspeed Accounts as Lightspeed Receivables subject to the terms of this Agreement. Merchant’s obligation to transfer Daily Receivables, and Lightspeed’s authorization to deduct Daily Receivables, applies to all Receivables that are deemed to be Lightspeed Receivables, and Lightspeed’s right to deduct Daily Receivables from Merchant’s Lightspeed Account balance applies to all Merchant’s Lightspeed Accounts.

8.	User’s obligations

Except as otherwise first agreed to in writing by Lightspeed:

(a) Merchant must conduct its business on the Lightspeed platform and continue to use the same Lightspeed services that it uses on the Agreement Effective Date.

(b) Merchant must not sell, transfer, assign or grant a security interest or lien in the Lightspeed Receivables to another party.

(c) Merchant must not sell, transfer or otherwise encumber any of Merchant’s business assets (other than inventory in the ordinary course of business).

(d) Merchant must maintain its business in at least substantially the same manner and practice as it exists as of the Agreement Effective Date, including (i) the types of products and services Merchant offers, and (ii) the number of physical locations and virtual sales channels.

(e) Merchant must not allow another party to assume or take over the operation or control of Merchant’s business or business location, whether physical or virtual.

(f) Merchant must not terminate its Lightspeed Account unless and until Lightspeed has received the TSRA in full.

(g) Merchant must remain in full compliance with the Lightspeed Agreement, with applicable Payment Method Rules, and not be classified as a high risk merchant by any Payment Method Provider.

(h) Merchant must ensure that its Lightspeed Account balance is sufficient to enable Lightspeed to deduct the Daily Receivables each day in accordance with this Agreement.

9.	Verification; further assurances; inspection

Merchant will cooperate fully with Lightspeed to take all actions necessary to meet each obligation in this Agreement and to enable Lightspeed to exercise its rights under this Agreement, including (a) providing a full response to Lightspeed within two business days after receiving a request for information about Merchant’s business (including financial and bank account statements, transaction files, and any other information related to Merchant’s business’s payment processing volumes, Receivables, or the Lightspeed Advance Transaction) or Merchant’s compliance with this Agreement, and (b) promptly signing documents Lightspeed deems necessary. Merchant hereby irrevocably designates and appoints Lightspeed and its authorized officers and its agents as Merchant’s agent and attorney-in-fact, to act for and on Merchant’s behalf to sign and, as applicable, file such documents. This power of attorney is coupled with an interest. Merchant will permit Lightspeed and its agents, contractors and designees to enter Merchant’s premises at any reasonable time during the term of this Agreement for the purposes of verifying Merchant’s compliance with this Agreement.

10.	Term and Termination; Effect of Termination

The term of this Agreement will begin on the Agreement Effective Date and continue, unless terminated earlier by Lightspeed, until the date on which Lightspeed receives the full TSRA (the “Agreement Term”). Because Lightspeed is not providing Merchant with a loan under this Agreement, there are no scheduled payments or specified term for repayment. Lightspeed may immediately terminate this Agreement if Merchant fails to remedy a breach of this Agreement within five business days after receiving notice of the breach from Lightspeed.

In the case of early termination, Merchant must return the Unused Advance Amount in the manner directed by Lightspeed no later than five business days after the date of termination. The “Unused Advance Amount” is calculated as follows:

Unused Advance Amount = ((TSRA minus totally daily receivables transferred to Lightspeed) divided by TSRA) multiplied by the Advance Amount.

For example, if (i) the Advance Amount is $1,000, (ii) the TSRA is $1,200, and (iii) the total amount of Daily Receivables Merchant transferred to Lightspeed is 300, then the Unused Advance Amount is: ((1200 – 300)/1200) x 1000 = $750. To assist Merchant with its obligations to return the Unused Advance Amount, Merchant irrevocably authorizes Lightspeed to deduct the Unused Advance Amount from all Lightspeed Receivables. Lightspeed’s inability or choice not to deduct the Unused Advance Amount from Lightspeed Receivables (in whole or in part) will not affect Merchant’s obligation to return the Unused Advance Amount in full.

11.	Relationship to Stripe Agreement; entire Agreement; modifications; survival

This Agreement supplements Merchant’s Lightspeed Agreement, although the terms of the Lightspeed Agreement apply only to the extent relevant to the Lightspeed Advance Transaction described in this Agreement (including terms describing liability, indemnification, dispute resolution, governing law, and notices). Undefined capitalized terms have the meaning given them in the Lightspeed Agreement. To the extent terms of this Agreement conflict with the terms of the Lightspeed Agreement, the terms of this Agreement will prevail with respect to the Lightspeed Advance Transaction. This Agreement and the Lightspeed Agreement (as incorporated) represent the entire agreement between the parties pertaining to the Lightspeed Advance Transaction. Except as amended by this Agreement with respect to the Lightspeed Advance Transaction, all terms and conditions of the Lightspeed Agreement remain in full force and effect. Except as otherwise expressly stated in this Agreement, this Agreement may only be modified or supplemented in a writing signed by Lightspeed and Merchant. Sections 4,5, 9, 10, 11 and 12 will survive termination or expiration of this Agreement.

12.	Confidentiality

This Agreement, and the fact that Lightspeed is offering, and Merchant is entering into, the Lightspeed Account Transaction, constitute Lightspeed’s confidential information, and Merchant may not use or disclose this information without Lightspeed’s prior written consent. Without limiting Merchant’s general duty with respect to non-disclosure of the information, any non-disclosure obligations in the Lightspeed Agreements also apply to the information.

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